FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 23, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

New Standards, Same Results

MTS 25 years

Q1 2018

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q1 2018 HIGHLIGHTS

				Excl. impact of new standards (1)
MTS Group — Key figures (RUB bln)	Q1 2018	Q1 2017	Y-o-Y Change %	Q1 2018	Y-o-Y Change %
Revenue	107.9	104.7	3.1%	108.5	3.7%
of which: Russia	101.1	97.1	4.0%	101.6	4.6%
OIBDA	52.1	41.8	24.6%	44.6	6.5%
of which: Russia	49.6	39.5	25.6%	42.6	7.8%
Operating profit	26.8	21.7	23.4%	25.0	15.3%
Profit attributable to owners of the Company	15.4	12.5	23.6%	16.5	32.3%
Operating cash flow	35.7	33.3	7.2%	31.6	-5.0%
Cash CAPEX (2)	16.7	11.1	50.1%	16.7	50.1%
Net debt (3)	204.1	193.1	5.7%	207.0	7.2%
Net debt / LTM Adjusted OIBDA(4)	n/a	x1.1	—	x1.1	stable
Free cash flow	13.9	22.9	-39.1%	11.0	-52.0%

Mobile subscribers (mln)	Q1 2018	Q4 2017	Q-o-Q Change%	Q1 2017	Y-o-Y Change%
Total	106.2	106.5	-0.2%	108.8	-2.4%
Russia	78.1	78.3	-0.2%	79.0	-1.1%
Ukraine (5)	20.7	20.8	-0.5%	20.9	-0.8%
Armenia	2.1	2.1	-0.9%	2.1	1.2%
Turkmenistan	n/a	n/a	n/a	1.7	n/a
Belarus (6)	5.3	5.2	0.6%	5.2	2.4%

Alexey Kornya, President and Chief Executive Officer, commented on the results:

MTS delivered another strong quarter. Group revenue increased 3.1% year-over-year to RUB 107.9 bln, while OIBDA grew 24.6% year-over-year to RUB 52.1 bln including the impact of new IFRS standards. On a like-for-like basis without the impact of new standards, OIBDA rose a respectable 6.5%. We continue to see improved consumer and business sentiment throughout our markets of operation, while increasing demand for data services continues to drive growth and profitability.

In line with the dividend policy, the Board of Directors has recommended a dividend of RUB 23.4 per share, or a total of RUB 46.76 bln for the full-year 2017.

We reiterate our guidance considering uncertainties related to anticipated regulatory changes, spectrum fees, competitive environment and some other factors, which could impact the Company’s results in the second half of the year. Overall, however, we believe that our underlying performance will remain quite strong to enable MTS to grow at least as fast as the market and maintain our commitment to providing attractive shareholder returns.

(1)  Here and onwards in this document under new standards we imply IFRS 9, 15 and 16

(2)  Excluding costs of RUB 1.4 bln related to the purchase of 4G licenses in Ukraine in Q1 2018

(3)  Excluding lease obligations

(4)  Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 3.8 bln for FY 2017

(5)  Including CDMA subscribers

(6)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

MERGERS AND ACQUISITIONS

In January and February, MTS acquired Ponominalu.ru (78.2%) and Ticketland.ru (100%), the leading players in the Russian event e-ticketing industry. The acquisitions allow MTS to enter the promising event ticketing market and establish itself as a leading ticket operator in Russia, while simultaneously broadening MTS’s suite of digital services and integrating a key new product into its existing loyalty program and mobile app ecosystem. The Ticketland.ru transaction was priced at RUB 3.25 bln, including net debt. Ponominalu.ru has been valued at RUB 495 mln for a 100% stake, including net debt.

***

In March, MTS invested RUB 1.15 bln in the development of Ozon Holdings Ltd (OZON) through additional share issuance. As a result, MTS’s stake in Ozon’s authorized capital increased from 11.2% to 13.7%. In May, MTS further increased its stake in Ozon to 16.7% through a series of transactions with minority shareholders Bernard Lukey (0.35% for USD 1.75 mln) and Index Ventures fund (2.65% for EUR 10.83 mln).

CORPORATE NEWS

In March, MTS named Alexey Kornya President and Chief Executive Officer of MTS.

***

In April, MTS Board of Directors approved a number of appointments to senior management: Andrey Kamensky, Vice President, Finance, Investments and M&A; Alexander Gorbunov, Vice President, Strategy and Development and Maxim Yanpolsky, Vice President, Financial Technologies.

***

MTS Board of Directors set the date for the Company’s AGM for June 28, 2018 with the record date to participate in the AGM on May 25, 2018.

***

The Board recommended that the AGM approve annual dividends of RUB 23.4 per ordinary MTS share (RUB 46.8 per ADR), or a total of RUB 46.76 billion (RUB 46,762,117,225.2), based on the full-year 2017 financial results.

***

The Board recommended that the AGM set the record date for shareholders and ADR-holders entitled to receive dividends for the 2017 fiscal year for July 9, 2018.

BOND ISSUANCE AND REPURCHASE

In March, MTS made a partial early repayment of the 10-year USD-denominated credit facility from Calyon, ING Bank N.V., Nordea Bank AB and Raiffeisen Zentralbank Osterreich AG in the amount of RUB 12,668 mln (USD 224.7 mln). The early repayment of the loan is a part of the Company’s debt optimization strategy aimed at taking advantage of favorable market conditions to decrease the overall cost of debt and increase its overall tenor.

***

In March, MTS issued two series of RUB 10 bln exchange-traded bonds, each with a semi-annual coupon rate of 7.10% and 7.25% and a maturity of 3.5 years and 7 years respectively on MOEX.

***

In April, MTS issued RUB 6.8 bln exchange-traded series BO-01 bond through a secondary placement with a coupon rate of 6.85%. The bond was issued on April 3, 2013 with the initial coupon rate of 8.25%. On April 2, 2018, MTS repurchased RUB 7.4 bln and set a new 6.85% coupon rate.

***

In May, MTS placed commercial bonds in the amount of RUB 750 mln using blockchain smart contracts, making it the first transaction of its kind in Russia. For the transaction, the National Settlement Depository (NSD) provided its proprietary blockchain platform based on Hyperledger Fabric 1.1. The primary bond buyer was Sberbank CIS.

YAROVAYA LAW

On April 12, 2018, the Russian Government adopted Federal Law No 374-FZ dated July 6, 2016, or the so-called “Yarovaya Law”, which governs data storage requirements. Telecom operators are now directed to store voice and SMS communications beginning from July 1, 2018 and are required to store data communications from October 1, 2018. Operators are required to store data for up to six months, all of which will require investments in storage capabilities. MTS believes that compliance with the law could result in an additional investment of RUB 60 bln over five years.

UKRAINE

In January, VF Ukraine PrJSC, the Company’s wholly owned subsidiary serving the Ukraine market under the Vodafone brand, secured a 4G license in the 2510-2520 / 2630-2640 MHz band as the result of a national auction. The cost of the license is RUB 1.27 bln (UAH 631 mln). In March 2018, VF Ukraine acquired a 4G license in the 1780-1785 / 1875-1880 MHz band for RUB 1.59 bln (UAH 742 mln) and in the 1750-1770 / 1845-1865 MHz band for RUB 2.29 bln (UAH 1,060 mln).

INNOVATION IN TATARSTAN

In April, MTS in partnership with Ericsson opened an R&D Center in Tatarstan to develop a wide range of innovative solutions based on 5G, IoT and Big Data technologies. At the opening ceremony of the R&D Center, MTS signed agreements with a number of Tatarstan City administrations with the aim to develop innovative Smart City infrastructure across the region, as well as an agreement with KAMAZ, a leading Russian manufacturer of trucks, to develop mobile communication networks for self-driving vehicles and industrial IoT solutions.

DIGITAL NEWS

In April, MTS signed a partnership agreement with the Administration of St. Petersburg to develop Smart City infrastructure. In the next two years, MTS will launch an IoT pilot zone in the city based on NB-IoT networks to introduce Smart City technologies.

***

In April, MTS, in cooperation with MEDSI, Russia’s largest private national healthcare chain, launched SmartMed, a platform for mobile telemedicine services. SmartMed app allows customers to arrange consultations with doctors by video calls or instant message services, call a doctor or an ambulance, make appointments to MEDSI clinics and keep medical data on a smartphone.

NETWORK DEVELOPMENT

In May, MTS launched the first commercial broadband Gigabit Class LTE network with LAA technology in Eastern Europe in cooperation with Ericsson and Qualcomm Technologies, Inc. The network showed downlink speeds of up to 979 Mbps during the trial held in the Republic of Bashkortostan.

WI-FI CALLING AND VoLTE

In April, MTS launched Wi-Fi Calling and VoLTE services on iPhone in Moscow and the surrounding region. This is the first time these services have been available in Russia as a combined product.

CLOUD SOLUTIONS FOR BUSINESS

In April, MTS launched a cloud-based service for personal data storage and processing to help businesses to protect personal data of their clients and employees and meet the data protection requirements under Russian legislation. The service uses a dedicated protected cloud system #CloudMTS, utilizing a fault-tolerant infrastructure within the VMware virtual platform.

INTERNATIONAL CERTIFICATION

MTS Compliance Management System completed a successful audit by International Compliance Association (ICA) and received the ICA Conformity Certificate ISO 19600:2014.

***

MTS Internal Control and Audit Department successfully passed an independent external appraisal that confirmed its compliance with international professional standards of internal audit and the Code of Ethics of The Institute of Internal Auditors (IIA).

GROUP BUSINESS PERFORMANCE

				Excl. impact of new standards
Group Highlights (RUB bln)	Q1 2018	Q1 2017	Y-o-Y Change %	Q1 2018	Y-o-Y Change %
Revenue	107.9	104.7	3.1%	108.5	3.7%
OIBDA	52.1	41.8	24.6%	44.6	6.5%
margin	48.3%	40.0%	8.3pp	41.1%	1.1pp
Profit attributable to owners of the Company	15.4	12.5	23.6%	16.5	32.3%
margin	14.3%	11.9%	2.4pp	15.2%	3.3pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

MTS reported strong Q1 2018 numbers as Group revenue grew 3.1% year-over-year and OIBDA increased 24.6% year-over-year.

Overall, the Group’s performance was mostly driven by Russia, which benefitted from a relatively stronger pricing environment, higher data usage and continued adoption of digital services. The Group witnessed organic growth in each of its markets of operations, but a positive ruble contribution in Armenia was offset by currency weakness in Ukraine. The Group also recognized a small revenue contribution from recent acquisitions.

The adoption of new IFRS 15, Revenue from contracts with customers, had a slightly negative effect on Group service revenue. Sales of goods were particularly robust in Q1 due to growing demand on expensive advanced smartphones, which significantly supported overall Group revenue performance.

Group OIBDA for the quarter jumped 24.6% year-over-year to RUB 52.1 bln. The largest part of this growth was attributable to new IFRS standards. However, excluding the impact of new standards, OIBDA showed an impressive 6.5% increase year-over-year driven by positive revenue dynamics, a stronger pricing environment in Russia, continued cost discipline and retail optimization. The Group OIBDA margin rose to 48.3%, a large portion of the growth of which reflects new IFRS standards.

Group net profit for the first quarter rose 23.6% year-over-year to RUB 15.4 bln. Strong top-line and higher profitability were the key drivers for earnings growth. Negative impact of new IFRS was offset by the revaluation of fair value of financial instruments.

Group OIBDA Factor Analysis (RUB bln) (7)

Group Net Profit Factor Analysis (RUB bln) (7)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln) (8)	As of March 31, 2018	As of December 31, 2017
Current portion of LT debt	72.5	64.1
LT debt	218.9	228.7
Total debt	291.5	292.8
Less:
Cash and cash equivalents	56.9	30.6
ST investments	26.4	50.8
SWAPs	2.9	—
Effects of hedging of non-ruble denominated debt	1.2	7.1
Net debt	204.1	204.3

(7)  Totals may differ due to rounding

(8)   Excluding lease obligations

By the end of Q1, total debt stood at RUB 291.5 bln (excluding debt issuance costs). In the reporting period, MTS made a partial repayment of the 10-year USD-denominated credit facility in the amount of RUB 12,668 mln (USD 224.7 mln) and issued two series of RUB 10 bln exchange-traded bonds each with a semi-annual coupon rate of 7.10% and 7.25% and a maturity of 3.5 years and 7 years respectively on MOEX.

Debt Repayment Schedule (RUB bln)

The Net debt to LTM Adjusted OIBDA ratio(9) remained at a comfortable level of 1.1x, which preserves MTS’s financial strength and its capacity to sustain both investment levels and a strong shareholder return.

Net debt to LTM Adjusted OIBDA ratio

SHAREHOLDERS REMUNERATION

Non-ruble debt comprises roughly 15% of our gross debt, which largely consists of two outstanding Eurobonds due in 2020 and 2023.

Gross/Net debt structure by currency (10)

Weighted average interest rates (as of March 31, 2018)

As of March 31, 2018, weighted average interest rate decreased to 8.3% since the end of Q4 due to MTS’s debt portfolio optimization.

The Board recommended that the AGM approves annual dividends of RUB 23.4 per ordinary MTS share (RUB 46.8 per ADR), or a total of RUB 46.76 billion (RUB 46,762,117,225.2), based on the full-year 2017 financial results.

(9)  Excluding effect of new standards

(10)  Including FOREX hedging in the amount of USD 258 mln as of March 31, 2018

Key Highlights	# of shares, incl. ADSs	% of share capital	Average price per share (RUB)(11)	Total amount spent (RUB)(11)
Shares acquired in Q1 2018 under the Repurchase Plan	25,397,204	1.27%	288.16	7,318,356,376
Total shares acquired since the launch of the Repurchase Plan	69,044,332	3.46%	287.30	19,836,539,891

On September 6, 2017, MTS launched a program to repurchase shares of common stock and ADSs for an amount of up to RUB 20 bln. MTS also entered into a sale and repurchase agreement with Sistema Finance, a subsidiary of Sistema PJFSC, MTS’s controlling shareholder, to acquire any number of shares proportional to any shares acquired from the market. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 10b-18 of the Exchange Act and is carried out by the Company’s wholly-owned subsidiary Stream Digital LLC.

In Q1 2018, under the Repurchase Plan, Stream Digital acquired 25,397,204 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 1.27% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance.

In total, since the launch of the Repurchase Plan, Stream Digital has acquired 69,044,332 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 3.46% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance under a sale and purchase agreement concluded prior to the launch of the Repurchase Plan.

The Repurchase Plan was the part of the Board of Directors consideration as of April 2016 on spending up to RUB 30 bln over three years to complement MTS dividend payout. Previously, in Q4 2016 and Q1 2017, MTS implemented two modified Dutch auction tenders and acquired in total 35.1 mln shares for approximately RUB 10 bln.

Cash CAPEX Breakdown (RUB bln)	For the quarter ending March 31, 2018	For the quarter ending March 31, 2017
Russia	15.4	9.7
as % of revenue	15.2%	10.0%
Ukraine (12)	1.2	1.3
as % of revenue	20.2%	20.9%
Armenia	0.1	0.1
as % of revenue	5.0%	3.4%
Turkmenistan	—	0.03
as % of revenue	n/a	2.6%
Group CAPEX (12)	16.7	11.1
as % of revenue	15.4%	10.6%

In Q1 2018, capital expenditures totaled RUB 16.7 bln with CAPEX/Revenue ratio 15.4%. Investments grew in Russia as the Company continued its focus on its network construction.  In total, in Q1 2018, the Group built approximately 3,500 base stations across Russia, of which over 2,000 were LTE base stations. The most active network construction was carried out in Moscow and Moscow region, Primorsky krai, Saint-Petersburg and Leningrad region, Samarsky and Ryazansky regions.

(11)  The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

(12)  Excluding costs of RUB 1.4 bln related to the purchase of 4G licenses in Ukraine in Q1 2018

Cash Flow (RUB bln)	For the quarter ended March 31, 2018	For the quarter ended March 31, 2017
Net cash provided by operating activities	35.7	33.3
Less:
Purchases of property, plant and equipment	(13.1)	(7.6)
Purchases of intangible assets (13)	(3.6)	(3.5)
Cost to obtain and fulfill contracts, paid	(1.1)	—
Proceeds from sale of property, plant and equipment	0.4	0.7
Investments in associates	(1.2)	—
Acquisition of subsidiaries	(3.3)	—
Free cash flow	13.9	22.9

Free cash flow totaled RUB 13.9 bln for Q1 2018. This year-over-year decrease from Q1 2017 was largely attributed to the acquisition of several assets, investments in OZON and growth of CAPEX due to network construction.

RUSSIA

				Excl. impact of new standards
Russia Highlights (RUB bln)	Q1 2018	Q1 2017	Y-o-Y Change %	Q1 2018	Y-o-Y Change %
Revenue (14)	101.1	97.1	4.0%	101.6	4.6%
mobile	74.3	71.7	3.7%	74.8	4.4%
fixed	15.1	15.2	-0.8%	15.1	-0.8%
integrated services	1.4	1.4	-1.9%	1.4	-1.9%
other services	0.2	—	n/a	0.2	n/a
sales of goods	13.1	11.3	15.6%	13.1	15.6%
OIBDA	49.6	39.5	25.6%	42.6	7.8%
margin	49.1%	40.7%	8.4pp	42.0%	1.3pp
Net profit	15.3	12.4	23.8%	16.3	31.8%
margin	15.1%	12.7%	2.4pp	16.0%	3.3pp

In Q1 2018, Russia Revenue increased 4.0% to RUB 101.1 bln supported by mobile service revenue and sales of goods. Meanwhile, fixed-line and integrated services revenue demonstrated a slight decrease. In Q1 2018, MTS reported a marginal revenue contribution in the amount of RUB 0.2 bln from recently acquired assets - e-ticketing operators and Esport club.

Strong consumption of data and other higher-margin products as well as cost optimization initiatives drove profitability.  Russia OIBDA grew 25.6% to RUB 49.6 bln leading to the Russia OIBDA margin of 49.1%.

In mobile business, revenue increased 3.7% year-over-year to RUB 74.3 bln driven by growing data usage and overall continuous strong trends in Russian home market.

By the end of March 2018, the number of subscribers in Russia decreased to 78.1 mln.

MTS’ fixed business continued to demonstrate negative dynamics due to a decrease in the number of fixed-telephony subscribers. In Q1, revenue fell by 0.8% to RUB 15.1 bln.

Fixed-line revenue(RUB bln)	Q1 2018	Q1 2017	Change Y-o-Y%
Total	15.1	15.2	-0.8%
B2C	7.5	7.6	-0.6%
B2B+B2G+B2O	7.5	7.6	-1.0%

(13)  Excluding costs of RUB 1.4 bln related to the purchase of 4G licenses in Ukraine in Q1 2018

(14)  Net of eliminations

According to internal estimates, the Company’s B2C broadband and pay-tv market shares in Moscow reached 35.4% and 39.6% respectively by the end of Q1 2018. The number of GPON users reached 1.88 mln as MGTS continues to attract users to its market-leading FTTH GPON network.

Revenue from MTS’ integration business in Q1 decreased slightly to RUB 1.4 bln.

In Q1 2018, MTS started reporting revenue from recently acquired e-ticketing operators and cybersport club as other services revenue.

MTS witnessed a 15.6% year-over-year increase in sales of goods driven by both sales of software products and sales of handsets and accessories. Sales of software products grew due to major enterprise software contracts executed in the reporting period.

According to MTS estimates, the average price of a smartphone sold in Russia in Q1 2018 grew 23.2% year-over-year to RUB 15,325. This growth was largely attributable to strong demand on advanced smartphones stimulated by online loans and installment payment option. In MTS Retail, the number of applications for a loan in Q1 2018 increased by 2.5 times compared to the same period of last year. Every fifth purchase was made on credit. Gross margin in handsets sales reached 14.5%. The fastest growing category of smartphones bought were priced at RUB 30,000 - 40,000. The most popular brands sold were Samsung, Apple and Huawei — together they accounted for roughly 70% (in monetary terms) of the overall smartphone market in Russia.

Handsets and Accessories Sales (RUB bln) and Gross Margin (%)

A year ago, in Q1 2017, MTS optimized its retail chain to roughly 5,700 stores. Since that, the number of stores remained unchanged. Retail optimization positively impacted the Group profitability.

MTS Retail (# of stores at the end of the period)(15)

MTS continues to develop its e-commerce. The Company is constantly improving the technological platform of the MTS online shop by expanding its functionality to make online shopping more comfortable. It is also developing trade-in and cash-back options to attract customers and allow them to realize extra financial benefits. MTS online sales reached RUB 1.1 bln in Q1 2018. In addition to this, MTS significantly improved its credit options for online customers and personalized device recommendations through the My MTS app.

By the end of Q1 2018, smartphone penetration on MTS’s network reached 66%. Mobile internet penetration reached 54%.

In cooperation with MTS Bank, the Group continued to improve financial services, one of the key area for MTS. By the end of Q1, the number of MTS Money customers reached 4.6 mln, while total credit portfolio exceeded RUB 17 bln.

(15)  Including franchises

MTS continues to see widespread adoption of the My MTS self-care app. The number of 1-month users reached 11.0 mln. My MTS is actively used as a marketplace for different MTS-branded products as well as handset sales based on BigData algorithms and offering personalized device recommendations.

1-month active users of My MTS app (mln)

UKRAINE

				Excl. impact of new standards
Ukraine Highlights (UAH bln)	Q1 2018	Q1 2017	Y-o-Y Change %	Q1 2018	Y-o-Y Change %
Revenue	2.9	2.8	2.1%	2.9	3.4%
OIBDA	1.5	1.3	17.6%	1.3	-0.4%
margin	52.8%	45.8%	7.0pp	44.1%	-1.7pp
Net profit	0.4	0.5	-30.8%	0.4	-22.5%
margin	12.6%	18.7%	-6.1pp	14.0%	-4.7pp

In Ukraine, revenue grew 2.1% year-over-year and reached UAH 2.9 bln for Q1 2018 driven by growth of data consumption.

New IFRS standards positively impacted OIBDA, which increased to UAH 1.5 bln in Q1 2018. On like-for-like basis, excluding the impact of new accounting standards, OIBDA declined 0.4% year-over-year due to the launch of proprietary retail chain in Ukraine in 2017 and the inability to provide mobile communication services in the territories of Ukraine, which are not controlled by the Ukrainian government, for most of the reporting period. OIBDA margin stood at 52.8%.

In January and March 2018, the Group secured 4G licenses as the result of a national auction. At the end of March, the Group launched 4G network in 2.6 GHz bandwidth and in the first month since its launch, over 1 mln Group subscribers started using 4G internet, while the volume of traffic in 4G-covered area grew 60%.

MTS closed the period with 20.7 mln subscribers.

OTHER FOREIGN MARKETS: ARMENIA AND BELARUS

				Excl. impact of new standards
Armenia Highlights (AMD bln)	Q1 2018	Q1 2017	Y-o-Y Change %	Q1 2018	Y-o-Y Change %
Revenue	13.6	12.9	6.1%	13.6	6.1%
OIBDA	6.5	5.3	22.5%	5.9	10.8%
margin	47.9%	41.4%	6.5pp	43.3%	1.9pp
Net profit	1.0	(1.2)	n/a	1.0	n/a
margin	7.0%	n/a	n/a	7.5%	n/a

In Armenia, in Q1 2018, revenue increased 6.1% year-over-year to AMD 13.6 bln due to growth in data consumption and sales of handsets. The number of data-users is constantly growing driven by inflow of new, small screen users.  Demand for more expensive devices and a number of marketing initiatives in the reporting period drove revenue from handsets.

OIBDA increased to AMD 6.5 bln, up 22.5% year-over-year as a result of adoption of new IFRS standards and cost optimization. The OIBDA margin reached 47.9%.

Armenia maintained its subscriber base at 2.1 mln.

				Excl. impact of new standards
Belarus Highlights (BYN mln)	Q1 2018	Q1 2017	Y-o-Y Change %	Q1 2018	Y-o-Y Change %
Revenue	196.4	169.5	15.9%	199.7	17.8%
OIBDA	107.9	79.5	35.7%	91.3	14.8%
margin	54.9%	46.9%	8.0pp	45.7%	-1.2pp
Net profit	53.1	51.9	2.3%	54.3	4.7%
margin	27.0%	30.6%	-3.6pp	27.2%	-3.4pp

In Belarus, revenue reached BYN 196.4 mln in Q1 2018, up 15.9% year-over-year driven by growing usage of data and value-added services as well as strong sales of handsets and accessories based on wider choice of assortment and successful marketing initiatives in the reporting period.

Strong revenue performance resulted in double-digit OIBDA growth to BYN 107.9. OIBDA margin in Belarus was 54.9%.

The subscriber base grew to 5.3 mln, supported by further 4G rollout in Belarus.

2018 OUTLOOK

MTS’s financial and operational performance will be impacted by new IFRS standards in 2018:

•                        In January 2014, IFRS 9 and 15 were issued to respectively address accounting for financial instruments and establish principles in recognizing revenue from contracts with customers. These standards came into effect from January 1st, 2018.

•                        In January 2016, IFRS 16 was issued to provide investors with greater clarity regarding the accounting for leases. Although this new standard is effective from January 1st, 2019, MTS has elected to adopt this standard early.

•                        Subsequently in 2018, MTS applied these new standards to its FY 2018 results beginning with Q1 2018 and provide the market 2018 results excluding the impact of IFRS standards for the sake of transparency.

Group Revenue:

For FY 2018, MTS forecasts slightly positive revenue growth, based on the following factors:

•                        Rising data consumption and weaker voice usage, due to voice-data substitution and data adoption;

•                        Competitive dynamics in distribution and reduced SIM-card sales in Russia;

•                        Changes in handset sales due to the optimization of retail distribution channels;

•                        Continued growth in UAH-denominated revenues in Ukraine;

•                        Adoption of new IFRS standards; and

•                        Service revenues in other foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group Adjusted OIBDA:

MTS anticipates that the adoption of new IFRS standards will increase Adjusted OIBDA by an estimated at least RUB 20 bln in 2018. Excluding the impact of new IFRS standards, MTS anticipates a stable outlook for FY 2018 Group Adjusted OIBDA due to the following factors:

•                        Competitive factors and on-going uncertainty over potential optimization of retail distribution;

•                        Anticipated increases in labor costs;

•                        Potential impact of changes to internal roaming policies in Russia;

•                        Expected rise in spectrum costs in Russia;

•                        Market sentiment and the prospective growth in usage of high-value products like roaming;

•                        Developments in foreign subsidiaries, in particular the fate of operations in Turkmenistan; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending estimated to be RUB 160 bln, due to a number of factors:

•                        Partial investments to comply with anti-terror law in Russia;

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investments in digital products and services.

NEW IFRS STANDARDS

IFRS 9, Financial Instruments.

IFRS 9 regulates the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

IFRS 15, Revenue from Contracts with Customers.

This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaced the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios than exists in the current guidance. The main effect of the standard on the Group’s consolidated financial statements related to the deferral of certain incremental costs incurred in acquiring or fulfilling a contract with a customer. Such contract costs are amortized over the period of benefit.

IFRS 16, Leases.

This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions.

CONFERENCE CALL DETAILS

The conference call will start today at:

17:30 Moscow time

15:30 London time

10:30  New York time

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 64871598#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 20 7194 37 59 (Local access)

0800 376 6183 (Toll free)

From the US:

+1 646 722 4916 (Local access)

1 844 286 0643 (Toll free)

The webcast will also be available at:

https://webcasts.eqs.com/mobiletele20180523

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 20 3364 5147 (Local access)

From the US: +1 646 722 4969 (Local access)

Replay pass code: 418758977#

This press release provides a summary of the key financial and operating indicators for the period ended March 31, 2018. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/

CONTACT INFORMATION

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating profit	21.7	23.9	27.6	23.0	26.8
Add: D&A	20.1	20.1	20.0	19.6	25.3
Loss from impairment of non-current assets	—	—	1.1	2.6	—
Adjusted OIBDA	41.8	44.0	48.8	45.2	52.1

Russia (RUB bln)	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating profit	21.6	24.1	28.8	25.6	26.8
Add: D&A	17.9	17.9	17.8	17.5	22.8
Loss from impairment of non-current assets	—	—	—	0.6	—
Adjusted OIBDA	39.5	42.1	46.6	43.7	49.6

Ukraine (RUB bln)	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating profit	1.3	1.2	1.2	1.5	1.2
Add: D&A	1.6	1.5	1.6	1.5	2.0
OIBDA	2.8	2.7	2.8	3.0	3.2

Armenia (RUB mln)	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating profit	111	222	337	271	183
Add: D&A	535	528	558	584	589
OIBDA	646	750	894	856	772

Turkmenistan (RUB mln)	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating profit/loss	199	221	(1,172)	(2,412)	(136)
Add: D&A	188	181	188	37	—
Loss from impairment of non-current assets	—	—	1,146	2,057	—
Adjusted OIBDA	387	401	163	(317)	(136)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating margin	20.7%	22.3%	24.1%	19.6%	24.8%
Add: D&A	19.2%	18.8%	17.5%	16.8%	23.5%
Loss from impairment of non-current assets	—	—	1.0%	2.3%	—
Adjusted OIBDA margin	40.0%	41.2%	42.6%	38.7%	48.3%

Russia	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating margin	22.3%	24.4%	27.1%	23.3%	26.5%
Add: D&A	18.4%	18.1%	16.7%	16.0%	22.6%
Loss from impairment of non-current assets	—	—	—	0.5%	—
Adjusted OIBDA margin	40.7%	42.5%	43.8%	39.8%	49.1%

Ukraine	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating margin	20.5%	19.4%	18.5%	22.1%	20.1%
Add: D&A	25.2%	24.1%	22.9%	21.5%	32.6%
OIBDA margin	45.8%	43.5%	41.4%	43.7%	52.8%

Armenia	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating margin	7.1%	13.4%	17.8%	15.5%	11.4%
Add: D&A	34.3%	31.9%	29.5%	33.3%	36.5%
OIBDA margin	41.4%	45.3%	47.2%	48.8%	47.9%

Turkmenistan	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18
Operating margin	18.2%	19.5%	n/a	n/a	n/a
Add: D&A	17.1%	16.0%	18.1%	n/a	n/a
Loss from impairment of non-current assets	—	—	110.2%	—	—
Adjusted OIBDA margin	35.3%	35.5%	15.7%	n/a	n/a

***

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAPs and currency hedging.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                                        shows traffic-generating activity or

•                                        accrues a balance for services rendered or

•                                        is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2018 AND As of December 31, 2017

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2018	2017
NON-CURRENT ASSETS:
Property, plant and equipment	251,944	263,063
Investment property	420	407
Right-of-use assets	146,011	—
Intangible assets	126,298	113,678
Investments in associates	9,466	9,452
Deferred tax assets	6,569	5,545
Other non-current non-financial assets	1,748	2,048
Other investments	1,948	1,953
Accounts receivable (related parties)	2	2
Other non-current financial assets	5,057	8,890
Total non-current assets	549,463	405,038

CURRENT ASSETS:
Inventories	13,318	9,995
Trade and other receivables	27,914	28,017
Accounts receivable (related parties)	12,704	11,358
Short-term investments	26,354	50,757
VAT receivable	6,859	7,165
Income tax assets	3,504	2,838
Assets held for sale	1,416	1,276
Advances paid and prepaid expenses, contract and other current assets	3,616	4,040
Cash and cash equivalents	56,923	30,586
Total current assets	152,608	146,032
Total assets	702,071	551,070

EQUITY:
Equity attributable to equity holders	131,608	120,126
Non-controlling interests	4,206	4,079
Total equity	135,814	124,205

NON-CURRENT LIABILITIES:
Borrowings	218,400	228,041
Lease obligation	135,327	11,055
Deferred tax liabilities	24,405	23,773
Provisions	2,326	2,309
Other non-current financial liabilities	1,530	1,048
Other non-current non-financial liabilities	2,823	3,968
Total non-current liabilities	384,811	270,194

CURRENT LIABILITIES:
Borrowings	72,292	63,673
Lease obligation	15,876	801
Provisions	12,586	9,852
Trade and other payables	42,205	47,314
Accounts payable (related parties)	1,194	1,102
Income tax liabilities	2,656	1,150
Other current financial liabilities	2,017	3,036
Other current non-financial and contract liabilities	32,620	29,743
Total current liabilities	181,446	156,671
Total equity and liabilities	702,071	551,070

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Continuing operations:
Service revenue	94,826	93,442
Sales of goods	13,099	11,241
	107,925	104,683

Cost of services	(24,930)	(30,013)
Cost of goods	(11,439)	(9,561)

Selling, general and administrative expenses	(19,622)	(23,263)
Depreciation and amortization	(25,322)	(20,130)
Other operating expenses	(558)	(782)
Operating share of the profit of associates	750	781
Operating profit	26,804	21,715

Currency exchange gain	404	911

Other (expenses)/income:
Finance income	1,171	973
Finance costs	(9,570)	(6,445)
Other income/(expenses)	1,470	(880)
Total other expenses, net	(6,929)	(6,352)

Profit before tax	20,279	16,274

Income tax expense	(4,750)	(3,678)

Profit for the period	15,529	12,596

Income for the period attributable to non-controlling interests	(107)	(115)

Profit for the period attributable to owners of the Company	15,422	12,481

Other comprehensive (loss)/income
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial (loss)/gain	—	—
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	1,201	(3,118)
Net fair value (loss)/gain on financial instruments	(1,391)	268
Other comprehensive loss for the period	(190)	(2,850)
Total comprehensive income for the period	15,339	9,746
Less comprehensive income for the period attributable to the noncontrolling interests	(107)	(115)

Comprehensive income for the period attributable to owners of the Company	15,232	9,631

Weighted average number of common shares outstanding, in thousands - basic	1,894,606	1,978,525
Earnings per share attributable to the Group - basic:	8.14	6.31
Weighted average number of common shares outstanding, in thousands - diluted	1,896,110	1,980,880
Earnings per share attributable to the Group - diluted:	8.13	6.30

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017

Profit for the period	15,529	12,596

Adjustments for:
Depreciation and amortization	25,322	20,130
Finance income	(1,171)	(973)
Finance costs	9,570	6,445
Income tax expense	4,750	3,678
Currency exchange gain	(404)	(911)
Change in fair value of financial instruments	(1,519)	574
Amortization of deferred connection fees	(273)	(289)
Share of the profit of associates	(835)	(617)
Inventory obsolescence expense	369	(47)
Allowance for doubtful accounts	871	845
Change in provisions	3,964	3,922
Other non-cash items	3	(17)

Movements in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables and contract assets	(352)	303
(Increase)/Decrease in inventory	(3,667)	2,110
Decrease/(Increase) in VAT receivable	331	(339)
Decrease in advances paid and prepaid expenses	569	1,548
Decrease in trade and other payables, contract liabilities and other liabilities	(9,010)	(6,085)

Dividends received	874	646
Income taxes paid	(5,201)	(5,529)
Interest received	4,774	228
Interest paid, net of interest capitalised	(8,799)	(4,915)
Net cash provided by operating activities	35,695	33,303

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(3,286)	—
Purchases of property, plant and equipment	(13,096)	(7,646)
Purchases of other intangible assets	(3,574)	(3,460)
Cost to obtain and fulfill contracts, paid	(1,099)	—
Purchases of 4G licenses in Russia/3G licences in Ukraine	(1,366)	—
Proceeds from sale of property, plant and equipment and assets held for sale	442	672
Purchases of short-term and other investments	(3,280)	(10,504)
Proceeds from sale of short-term and other investments	23,243	2,412
Investments in associates	(1,158)	—
Cash receipts from swap contracts	(424)	—
Other investing activities	(272)	—
NET CASH USED IN INVESTING ACTIVITIES:	(3,870)	(18,526)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(13,748)	(16,117)
Proceeds from issuance of notes	20,000	20,000
Notes and debt issuance cost paid	(33)	(11)
Finance lease obligation principal paid	(3,226)	(71)
Dividends paid	(2)	—
Cash inflow under credit guarantee agreement related to foreign-currency hedge	(981)	(901)
Repurchase of common stock	(7,660)	(9,322)
Other financing activities	(33)	(9)
Net cash used in financing activities	(5,683)	(6,431)

Effect of exchange rate changes on cash and cash equivalents	195	(1,463)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	26,337	6,883

CASH AND CASH EQUIVALENTS, at beginning of the period	30,586	18,470

CASH AND CASH EQUIVALENTS, at end of the period	56,923	25,353

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: May 23, 2018